RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED

2007 JAN 11 A 9:2

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82 – 35005

[redacted] 08th January, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

07020268

SUPPL

Dear Mr. Dudek,

Sub: Declaration of result of Resolutions passed through Postal Ballot

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 08th January, 2007 regarding declaration of result of Resolutions passed through Postal Ballot to the Stock Exchanges in India as per requirement under the Listing Agreement executed with them.

We enclose herewith a copy of the aforesaid letter for your information and record.

Kindly take the same on record.

Thanking You.

PROCESSED
JAN 17 2007
THOMSON
FINANCIAL

Your Faithfully
For **Reliance Communications Limited**

Authorized Signatory

Encl: As Above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : - H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcovl.com

January 08, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Declaration of result of Resolutions passed through Postal Ballot

We refer our letter dated November 29 2006 enclosing therewith the Postal Ballot Notice dated 28th November 2006 together with the Postal Ballot Form sent to the Members of the Company for seeking their approval to the transactions listed therein, by Postal Ballot pursuant to Section 192A of the Companies Act, 1956 read with Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

Shri Anil Lohia, Chartered Accountant appointed as Scrutinizer by the Board of Directors at their meeting held on October 30, 2006 had submitted his report dated January 08, 2007 on postal ballot forms received from the Members, to the Chairman of the Company. Based on the report submitted by the Scrutinizer, the Chairman has declared the result on January 08, 2007 of the resolutions passed through Postal Ballot.

The following resolutions are carried with requisite majority:

Resolution No. as given in Postal Ballot Notice dated 28.11.2006	Type of Resolution	Description
1	Special Resolution	For alteration of Memorandum of Association by adding Clause VI after the existing Clause V in the Memorandum of Association of the Company .
2	Special Resolution	For alteration of Articles of Association by adding Article 90 after the existing Article 89 in the Articles of Association of the Company .
3	Ordinary Resolution	For Appointment of M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co, Chartered Accountants as the Statutory Auditors of the Company to act jointly with the existing Statutory Auditors M/s. RSM & Co., Chartered Accountants.
4	Special Resolution	For issue of securities under the Employee Stock Option Scheme.

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : - H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcovl.com

Resolution No. as given in Postal Ballot Notice dated 28.11.2006	Type of Resolution	Description
5	Special Resolution	For issue of securities under the Employee Stock Option Scheme to the employees and directors of the holding /subsidiary companies.

Kindly take the same on your record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary